U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2015

Commission File Number: 001-34427

TRI-TECH HOLDING INC.

Tri-Tech Holding Inc.

#1205 Tower B, Haidian Cultural and Arts Building

Jia 28 Zhongguancun St. Haidian District, Beijing 100086

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

Effective March 30, 2015, the Registrant moved its principal executive office address from 10th Floor of Tower B, Baoneng Center, Futong East Road, Chaoyang District, Beijing 100102, China to #1205 Tower B, Haidian Cultural and Arts Building, Jia 28 Zhongguancun St. Haidian District, Beijing 100086, People’s Republic of China.

Simultaneously, the Registrant’s contact information was updated as follows: Tel.: +86 (10) 5985-6386, Fax: +86 (10) 5985-6389.

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TRI-TECH HOLDING INC.

By:	/s/ Warren Zhao
Name: Warren Zhao Its: Chief Executive Officer

Dated: March 31, 2015